Exhibit 99.1

TROOPS, Inc. (NASDAQ: TROO) Strengthens Leadership Team with Appointment of Jacopo Visetti as Director and Sergio Carloni as Chief Operating Officer

HONG KONG, October 15, 2026 /PRNewswire/ -- TROOPS, Inc. (NASDAQ: TROO) ("TROOPS" or the "Company") today announced the appointment of Jacopo Visetti as Independent Director   and Sergio Carloni as Chief Operating Officer. These appointments further strengthen the Company's leadership team as it advances its growth strategy and integration plans following the recently announced conditional sale and purchase agreement with EFFORCE Group (“EFFORCE”).

The appointments of new leaders bring extensive experience in digital assets, sustainability-focused initiatives, environmental commodities, financial services, and international business development  to TROOPS. Both executives have played key leadership roles in the development of EFFORCE, a blockchain-based platform focused on energy efficiency and sustainability solutions.

Mr. Visetti is the co-founder of EFFORCE and co-founder of AitherCO2 S.p.A., a leading environmental commodities company specializing in emissions trading. He brings more than 16 years of experience in environmental markets, including expertise in emissions trading, renewable energy certificates, international business development, and quantitative financial analysis. Throughout his career, he has been involved in the development and scaling of innovative sustainability-focused businesses operating across global markets.

Mr. Carloni currently serves as Chief Executive Officer of EFFORCE and has held senior leadership positions across the environmental, energy, consulting and financial services sectors. His previous experience includes serving as Chief Executive Officer of AitherCO2 S.p.A., Senior Consultant at Bank of America, Senior Advisor at Deloitte Consulting S.p.A., and lecturer at Il Sole 24 Ore Business School. Until the early 2000s, he also served as Director of Finance and Control Administration at Brother Italia S.p.A., where he managed the administrative, financial and control activities globally.

"This is an important step in strengthening TROOPS' leadership capabilities as we continue executing our strategic vision," said Damian Thurnheer, President and Chief Executive Officer of TROOPS. "Jacopo and Sergio bring significant experience across technology, digital assets, sustainability and international business development. Their expertise will be valuable as we pursue opportunities arising from the evolution of digital asset markets and the broader expansion of our business platform."

The appointments follow the Company's previously announced entry into a conditional sale and purchase agreement with EFFORCE Group and reflect TROOPS' commitment to building a leadership team with the expertise necessary to support long-term growth and value creation.

About TROOPS, Inc.

TROOPS, Inc. is a conglomerate group of various businesses with its headquarters based in Hong Kong. The group is principally engaged in (a) money lending business in Hong Kong providing mortgage loans to high quality target borrowers, (b) property investment to generate additional rental income and, (c) the development, operation and management of an online financial marketplace that provides one-stop financial technology solutions including API services by leveraging artificial intelligence, big data and blockchain, and cloud computing (SaaS), (d) advisory and referral services in relation to the application of migration, education and visa renewal to its customers, and (e) consultancy services for insurance products in respect of insurance referral to insurance brokers. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

For more information about TROOPS, Inc., please visit our investor relations website: www.troops.co

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in TROOPS' filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and TROOPS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.